FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on December 16, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	Semi-annual report dated December 21, 2004 filed with the Japanese government and with each stock exchange in Japan on which securities of the registrant are listed.

3.	News release issued on December 22, 2004, by the registrant, announcing that Sumitomo Trust & Banking and the registrant have reached a basic agreement regarding the equity ownership and business operations of Matsushita Leasing & Credit Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: January 6, 2005

December 16, 2004

FOR IMMEDIATE RELEASE

Media Contact:	Investor Relations Contacts:

Mike Kitadeya / Karl Takahashi (Japan)	Ryuichi Tsuruta
International PR	Investor Relations
(Tel: +81-6-6949-2293)	(Tel: +81-6-6908-1121)

Akihiro Takei
Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Norio Iino
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, December 16, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its “Panasonic” brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between November 30, 2004 and December 16, 2004

3.	Aggregate number of shares repurchased: 9,712,000 shares

4.	Aggregate repurchase amount: 14,999,149,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on August 27, 2004:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 80 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the August 27, 2004 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 42,642,000 shares

•	Aggregate repurchase amount: 64,995,921,000 yen

(Reference 2)

The number of shares issued and treasury stock as of September 30, 2004:

•	Total number of shares issued (excluding treasury stock): 2,304,526,376 shares

•	Treasury stock: 148,527,121 shares

# # #

[ English summary with full translation of consolidated financial information]

Semi-Annual Report filed with the Japanese

government pursuant to the Securities and Exchange

Law of Japan

For the six months ended

September 30, 2004

Matsushita Electric Industrial Co., Ltd.

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This semi-annual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this semi-annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this semi-annual report. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

Note:	Certain information previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30,			Year ended March 31,
	2004	2003	2002	2004	2003
Net sales	4,318,537	3,639,688	3,620,969	7,479,744	7,401,714
Income before income taxes	137,273	57,254	55,639	170,822	68,916
Net income (loss)	56,179	23,146	17,599	42,145	(19,453)
Total stockholders’ equity	3,604,592	3,141,471	2,852,076	3,451,576	3,178,400
Total assets	8,405,350	7,749,046	7,671,838	7,438,012	7,834,693
Stockholders’ equity per share of common stock	1,564.14	1,356.61	1,372.87	1,488.77	1,347.17
Net income (loss) per share of common stock, basic (yen)	24.26	9.92	8.47	18.15	(8.70)
Net income (loss) per share of common stock, diluted (yen)	24.26	9.83	8.42	18.00	(8.70)
Stockholders’ equity / total assets (%)	42.9	40.5	37.2	46.4	40.6
Net cash provided by operating activities	146,457	204,754	324,917	489,132	698,317
Net cash provided by (used in) investing activities	(26,832)	(40,493)	95,064	(85,445)	(11,177)
Net cash used in financing activities	(157,417)	(136,954)	(216,084)	(272,701)	(442,854)
Cash and cash equivalents at end of period	1,253,608	1,176,641	1,121,184	1,275,014	1,167,470
Total employees (persons)	339,607	295,546	291,935	290,493	288,324

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

	2.	On April 1, 2004, Matsushita Electric Works, Ltd. (MEW), PanaHome Corporation (PanaHome) and their respective subsidiaries became consolidated subsidiaries of the Company as a result of additional acquisition of issued common shares of MEW through a tender offer. This caused an increase in total assets on the Company’s consolidated balance sheet of 1,043,282 million yen at the beginning of the current fiscal year (April 1, 2004).

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

(2)	Principal Businesses

The Matsushita Group is comprised primarily of the parent Matsushita Electric Industrial Co., Ltd. and 568 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Matsushita is engaged in production, sales and service activities in a broad array of business areas.

The Company’s business segment classifications consist of six segments: In addition to the five continuing segments, namely, “AVC Networks,” “Home Appliances,” “Components and Devices,” “JVC,” and “Other,” a new segment “MEW and PanaHome” was added, as MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company on April 1, 2004.

The main products and main group companies for each business segment are as follows:

AVC Networks

Video and audio equipment

Videocassette recorders (VCRs), video camcorders and related equipment, digital cameras, color TVs, TV/VCR combination units, liquid crystal display (LCD) TVs, plasma display panel (PDP) TVs, DVD players, DVD recorders, compact disc (CD) and Mini Disc (MD) players, Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, AVC-related devices, electronic musical instruments, satellite broadcast receivers and related equipment, CD and video software, etc.

Information and communications equipment

Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers (PCs), printers, copying machines, CD-ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives (HDDs) and other computer peripherals, community antenna/cable TV (CATV) systems, broadcast- and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other car AV equipment, electronic measuring instruments, etc.

The main group companies for AVC Networks are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Mobile Communications Co., Ltd.

Panasonic Communications Co., Ltd.

Matsushita Kotobuki Electronics Industries, Ltd.

Matsushita Electric Corporation of America

Panasonic AVC Networks Czech s.r.o.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Home Appliances

Refrigerators, room air conditioners, compressors, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers/dryers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems, bath and sanitary equipment, healthcare equipment, electric lamps, photographic flash units, automatic vending machines, ventilation, air-blowing and air-conditioning equipment, car air conditioners, medical equipment, etc.

The main group companies for Home Appliances are:

Matsushita Electric Industrial Co., Ltd.

Matsushita Refrigeration Company

Matsushita Ecology Systems Co., Ltd.

Guangzhou Matsushita Air-Conditioner Co., Ltd.

Matsushita Refrigeration Industries (S) Pte. Ltd.

Components and Devices

Semiconductors, electronic circuit components, printed circuit boards (PCBs), transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, electric motors, micro motors, dry batteries, storage batteries, solar batteries, battery chargers, etc.

The main group companies for Components and Devices are:

Matsushita Electric Industrial Co., Ltd.

Matsushita Electronic Components Co., Ltd.

Matsushita Battery Industrial Co., Ltd.

Matsushita Electronic Components Corporation of America

Matsushita Electronic Devices (M) Sdn. Bhd.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

MEW and PanaHome

Lighting products, wiring devices, home automation & security systems, beauty & personal care products, health enhancing products, water related products, modular kitchens, interior furnishings, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, land lots for housing, condominiums, residential real estate, etc.

The main group companies for MEW and PanaHome are:

Matsushita Electric Works, Ltd.

PanaHome Corporation

JVC

VCRs, camcorders, color TVs, stereo hi-fi and related equipment, car audio equipment, DVD players, DVD recorders, CD radio cassette recorders, video projectors, display components, prerecorded DVD, CD, video and audio tapes, furniture, etc.

The main group company for JVC is Victor Company of Japan, Ltd.

Other

Electronic-parts-mounting machines, industrial robots, welding machines, electric power distribution equipment, elevators, escalators, bicycles, fire extinguishers, nonferrous metals, etc.

The main group companies for Other are:

Matsushita Electric Industrial Co., Ltd.

Panasonic Factory Solutions Co., Ltd.

Matsushita Industrial Information Equipment Co., Ltd.

Matsushita Technology (S) Pte. Ltd.

Tangshan Matsushita Industrial Equipment Co., Ltd.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

(3)	Changes in Subsidiaries and Associated Companies

Newly affiliated subsidiaries and associated companies, during the first fiscal half ended September 30, include the following companies.

As consolidated subsidiaries

SUNX Limited

Matsushita Electric Works Information Systems Co., Ltd.

Meiji National Industrial Co., Ltd.

(4)	Number of Employees by Business Segment (as of September 30, 2004)

Business Segment	Number of employees
AVC Networks	106,185
Home Appliances	48,854
Components and Devices	83,904
MEW and PanaHome	54,295
JVC	33,702
Other	9,559
Corporate	3,108

Total	339,607

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

II	The Business

(1)	Operating Results

During the first half of the current fiscal year, ending March 31, 2005 (fiscal 2005), the domestic economy in Japan showed moderate recovery in consumer spending, as well as increases in both exports and capital investment by corporations, although concerns arose regarding inventory adjustments that began in some areas of the electronic components industry and rising materials costs, including crude oil prices. Overseas conditions were also generally favorable, as the U.S. economy showed modest progress, mainly a result of proactive fiscal and low-interest rate policies, while the economy in China continued high growth, despite government policies to curb excessive capital expenditures.

In fiscal 2005, the first year of Matsushita’s three-year “Leap Ahead 21” plan, the Company implemented initiatives focused on product competitiveness, enhanced profitability and strengthened overseas businesses, striving to achieve global excellence and sustainable growth.

Regarding product competitiveness, Matsushita is focusing management resources into growth areas, while developing a new line of competitive “V-products” that incorporate proprietary “black-box” technologies, universal design concepts and environmentally friendly features. To enhance profitability, the Company is accelerating the business restructuring initiatives that will improve productivity, while working on further reduction of inventories and expanding aggressive corporate cost reduction projects. To strengthen overseas businesses, Matsushita is promoting simultaneous global product introductions to meet rising worldwide demand for digital products for consumer use. Furthermore, through collaboration activities with MEW, Matsushita aims to enhance corporate value by providing customers all over the world with solutions for comfortable living based on the concepts of security and brand loyalty, as well as providing products that are easy to use and inspiring.

During the first fiscal half, an unusually hot summer in Japan, rising demand for digital audiovisual (AV) products and consumer demand related to the Athens Olympics contributed to steady sales gains in digital AV products, including the V-products mentioned above, as well as Home Appliances, and Components and Devices. The consolidation of MEW and PanaHome is also a factor for the increase in consolidated sales. Accordingly, consolidated sales increased 19% from the previous year’s first half, to 4,318.5 billion yen.

Regarding consolidated earnings, negative factors such as a strong yen mainly against U.S. dollar, rising raw materials costs and intensified global price competition were more than offset by sales increases resulting from the successful introduction of V-products, as well as overall cost reductions and other positive factors. As a result, operating profit* for the first fiscal half increased 96% to 156.3 billion yen.

*	In order to be consistent with financial reporting practices generally accepted in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles, certain additional charges (such as impairment and restructuring charges) are included as part of operating profit in the consolidated statements of income.

Income before income taxes for the six-month period more than doubled compared with a year ago, to 137.3 billion yen. In other income (deductions), the Company incurred restructuring charges of 48.2 billion yen for early retirement programs, while recording a 31.5 billion yen gain from certain subsidiaries’ transfer of the substitutional portion of the Employees Pension Funds (EPF) to the Government. Net income was also up, increasing 143% from a year ago, to 56.2 billion yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

The Company’s first half consolidated results by business segment, as compared with prior year results, are summarized as follows:

MEW and PanaHome is a newly added business segment upon their becoming consolidated subsidiaries in fiscal 2005.

AVC Networks

AVC Networks sales increased 3% to 1,883.6 billion yen. Within this segment, strong sales were recorded in such digital AV products as flat-panel TVs and digital cameras, overcoming sales setbacks in audio equipment. In information and communications equipment, sales of PCs and automotive electronics increased, but sales declines in cellular phones, telephones and facsimile equipment resulted in overall lower sales from the same period a year ago.

Segment profit increased 17% to 68.3 billion yen. This improvement was due mainly to the aforementioned sales increases of digital AV equipment, PCs and automotive electronics equipment, as well as overall cost reductions.

Home Appliances

Sales of Home Appliances increased 9% to 660.4 billion yen. Sales of air conditioners and compressors increased due to the hot summer in Japan, and washing machines and ventilating fans also recorded sales gains.

Segment profit increased 99% to 37.8 billion yen, mainly as a result of the successful introduction of V-products, sales increases in overseas operations, and cost rationalization effects.

Components and Devices

Sales of Components and Devices decreased 4% to 792.4 billion yen. Despite solid sales of semiconductors and general electronic components, sluggish sales of electric motors and batteries resulted in overall lower sales.

Segment profit increased 53% to 39.5 billion yen. Sales increases in products such as semiconductors and the positive effects of restructuring initiatives in the electric motor business more than offset the negative effects of a decrease in revenue of batteries and certain other businesses.

MEW and PanaHome

This newly added segment for fiscal 2005 recorded sales of 734.5 billion yen and a segment profit of 24.6 billion yen, mainly as a result of steady growth in sales of building materials.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

JVC

Sales for the JVC segment (Victor Company of Japan, Ltd. and its subsidiaries) totaled 360.3 billion yen, down 12% from last year’s first half. This decline was mainly attributable to sluggish sales of AV equipment in the Americas and AV software, despite solid domestic sales of AV equipment.

Segment profit declined 54% to 4.6 billion yen. Negative factors such as price erosion in AV equipment and revenue declines, as well as a downturn in the music software business were not offset by cost reduction efforts in such areas as purchasing and fixed costs.

Other

Sales for Other increased 13% to 539.3 billion yen, a result of steady increases in sales of factory automation (FA) equipment and industrial equipment.

Segment profit increased 125% to 16.1 billion yen, due mainly to strong sales overseas of FA equipment and industrial equipment.

First-half Results by Domestic and Overseas Company Location*

*	The following information shows the geographical sales and profit which are attributed to geographic areas based on the country location of the Company for the first six months ended September 30, 2004.

Japan

Sales of companies in Japan increased 22% to 3,285.6 billion yen, led by digital AV equipment such as flat-panel TVs, air conditioners and compressors. Due mainly to sales increases and rationalization effects, geographical profit rose 104% to 126.0 billion yen.

Americas

Sales of companies in the Americas decreased 2% to 643.6 billion yen from the same period a year ago, due mainly to negative effects of the weakening of the U.S. dollar. Geographical profit showed an 11% increase from the previous year’s first half to 11.5 billion yen, mainly a result of rationalization effects in spite of the slight sales decline.

Europe

Strong sales were recorded by companies in this region, especially in digital AV equipment, such as PDP TVs and digital cameras, and home appliances such as air conditioners. This resulted in a 9% overall sales increase to 528.4 billion yen, while profit for this region rose 90% to 8.8 billion yen, due mainly to sales increases and rationalization effects.

Asia and Others

Sales of companies in Asia and Others were up in substantially all business segments, increasing 15% to 1,261.6 billion yen, while geographical profit climbed 16% to 50.6 billion yen, due mainly to sales gains and rationalization effects.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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(2)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the first half of fiscal 2005 amounted to 146.5 billion yen, compared with 204.8 billion yen in the first half of last year. This was primarily attributable to a decrease in retirement and severance benefits due to the improvement of the funded status, mainly a result of the effect of the previously mentioned return to the Government of substitutional portion of EPF, while net income and depreciation allowance in the first half of fiscal 2005 increased.

Cash flows from investing activities

Net cash used in investing activities amounted to 26.8 billion yen, compared with net cash used in investing activities of 40.5 billion yen in the first half of last year. This decrease was caused mainly by a net cash inflow as a consequence of the acquisition of additional shares of newly consolidated subsidiaries on April 1, 2004, in spite of a decrease in cash provided from time deposits.

Cash flows from financing activities

Net cash used in financing activities was 157.4 billion yen, compared with 137.0 billion yen in the first half of last year. This was due primarily to the transfer of deposits from certain employees to external institutions, despite a decrease in repayments of long-term debt.

All these activities, after adding 16.4 billion yen for the effects of exchange rate changes, resulted in a net decrease of 21.4 billion yen in cash and cash equivalents during the first half of fiscal 2005. Cash and cash equivalents at the end of this first half totaled 1,253.6 billion yen.

(3)	Corporate Management Strategies and Challenges

Matsushita aims to become a top global company in 2010 by pursuing the management objectives of contributing to the realization of a ubiquitous networking society and coexistence with the environment, thus providing its customers with valued products and services. To this end, the Company established the mid-term (three-year) management plan “Leap Ahead 21,” and began implementing initiatives to materialize sustainable growth. From fiscal 2005, the first year of the plan, through fiscal 2007, Matsushita is implementing various measures to “secure its growth track” as follows:

<Principal Initiatives for Fiscal 2005>

1.	V-products

For fiscal 2005, Matsushita plans to launch 71 new V-products on a group-wide basis. It targets approximately 1.5 trillion yen in sales of these products, surpassing the previous year’s result. During the first half of fiscal 2005, sales of flat-panel TVs, digital cameras and air conditioners, among others, recorded strong sales of about 600 billion yen as a total for V-products. Matsushita intends to continuously develop these new V-products with emphasis on the application of proprietary “black-box” technologies, universal design and eco-friendly innovations, and expand the markets for these products globally, with an aim to form solid pillars of business growth.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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2.	R&D and Intellectual Property Rights Strategies

Matsushita will concentrate its management resources on strategically important development themes, in line with the Company’s ten-year technology vision as the core of its corporate-wide R&D strategy. Specifically, the Company will step up the development of such products as next-generation system LSIs, networkable electronic home appliances and fuel cell co-generation systems. With respect to intellectual property rights, Matsushita will further strengthen its competitive edge, by more globally establishing its patent rights, along with effective utilization thereof, for fundamental networking technologies to support a ubiquitous networking society, and standards for such products as DVD-related products.

3.	Overseas Strategy

Matsushita will continue its ongoing initiatives to strengthen overseas operations as a corporate growth engine. In particular, Matsushita will further promote the simultaneous global product introduction of new strategic products. In China, as a priority region, the Company will construct the Matsushita Hangzhou Industrial Park in Zhejiang Province, which the Company views as a strategically important production hub for its home appliances business in the country. By expanding and building up production bases, the Company will target overall sales of about 1 trillion yen in this region in fiscal 2007.

4.	Strengthening the Company’s Financial Structure

Matsushita will enhance its earnings capability and financial structure by thoroughly conducting rationalization of materials purchasing costs and inventories reduction, as well as through other initiatives, including a cost and expense reduction project initiated in fiscal 2004.

5.	Collaboration with Matsushita Electric Works, Ltd. (MEW)

Through the comprehensive collaboration that Matsushita started with MEW in fiscal 2005, the two companies seek to enhance corporate value for the new Matsushita Group with an optimum management structure being developed from a customer viewpoint. By combining each company’s management resources under a unified brand/management strategy, the two companies aim to achieve synergy effects, offering “solutions for comfortable living,” to create greater growth opportunities and increased productivity, thus envisioning a leap towards a globally excellent enterprise. Matsushita and MEW agreed to integrate the electrical supplies, building materials and equipment, and home appliances businesses of the two companies, based upon the fundamental goal of making the best use of each company’s strength in overlapping areas in R&D, manufacturing and sales. Matsushita’s Panasonic Center and MEW’s Shiodome Showroom were renovated to be the main corporate communications facilities for the new Matsushita Group. The two showrooms were remodeled and reopened under the new names of “Panasonic Center Tokyo” and “National Center Tokyo” where customers can see and feel “Progress and Excitement” first hand.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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Basic Policy for Providing Return to Shareholders

Matsushita has steered management operations recognizing the importance of profit return to shareholders since the Company’s establishment. Historically, Matsushita has distributed dividends at a stable level to its shareholders, however, concurrently with the implementation of its mid-term growth strategy, Matsushita aims for providing return to shareholders, taking into consideration the results of operations, in order to further implement shareholder-oriented management.

In particular, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated free cash flows*.

1)  Dividends:

From the perspective of return on the capital investment made by shareholders, Matsushita will, in principle, distribute profits to shareholders based on its consolidated business performance. Matsushita aims for promoting stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the Company’s financial condition.

2)  Own share repurchases:

Matsushita will implement shareholder-oriented management by enhancing shareholder value per share through a reduction, in effect, of the number of issued and outstanding shares. This will be accomplished by repurchasing the Company’s own shares with surplus cash flows. Concurrently, Matsushita aims to enhance its business value by utilizing treasury stock for various business strategies.

Based upon the new policy described above, Matsushita increased the interim (semiannual) cash dividend per common share for the current fiscal year from 6.25 yen to 7.50 yen to shareholders of record on September 30, 2004, payable November 30, 2004, and also revised the year-end cash dividend forecast upward from 6.25 yen to 7.50 yen per common share (payable to shareholders of record on March 31, 2005) subject to approval at the Company’s ordinary general meeting of shareholders to be held in June 2005.

If implemented, total dividends for fiscal 2005, including the aforementioned interim dividend of 7.50 yen per common share, will be 15.00 yen per common share.

*	Matsushita defines “free cash flows” as the sum of net cash provided by operating activities and net cash used in investing activities of its consolidated statements of cash flows.

(4)	Research and Development

The Matsushita Group’s research and development activities are based upon the basic concept that every R&D effort must contribute to the benefit of humankind, combining development, manufacturing and sales activities with close collaboration between all business areas. The activities range broadly from basic research to product development and production engineering.

Currently, the principal R&D activities of the Company are conducted by the Advanced Technology Research Laboratories, which focus on the development of basic and long-term prospective technology of the Group, and by several other corporate R&D centers which are engaged in development of technologies in such priority areas as multimedia systems-related technology and device/environmental/energy-related technologies.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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Furthermore, the System LSI Development Division is actively promoting, among other things, semiconductor research and the development of system LSIs as the Company’s strategic key devices essential for multimedia businesses. Regarding production engineering, the Corporate Production Engineering Division is responsible for research and development of new manufacturing technologies as well as mechanical engineering technologies, thus giving extensive support to all manufacturing operations in Japan and overseas. Closely linked to these laboratories are activities of R&D divisions or centers at each internal divisional company or subsidiary and of development and designing divisions at various product divisions, both engaged in development of new products and new models in respective product areas. The Company is also actively seeking global collaboration in R&D functions to address global and regional market needs through a network of overseas R&D laboratories in the United States, Europe and Asia.

Matsushita’s R&D expenditures for the first half of fiscal 2005 totaled 316,527 million yen.

The following is the breakdown of R&D expenditures by business segment:

Business Segment	Yen (millions)
AVC Networks	154,053
Home Appliances	28,491
Components and Devices	76,305
MEW and PanaHome	29,378
JVC	19,795
Other	6,831
Other R&D expenditures	1,674

Total	316,527

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

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III	Property, Plant and Equipment

(1)	Capital Investment

During the first half ended September 30, 2004, the Company invested a total of 145,643 million yen in property, plant and equipment, with emphasis on production facilities in such strategically important areas as digital AV products and key components and devices. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
AVC Networks	35,409
Home Appliances	16,487
Components and Devices	59,538
MEW and PanaHome	11,312
JVC	10,898
Other	9,019

Subtotal	142,663
Corporate	2,980

Total	145,643

The main emphasis of capital investment is as follows:

AVC Networks	:	New products in the digital AV and information equipment areas, increase of production capacity and rationalization of production
Home Appliances	:	New home appliance products and rationalization of production
Components and Devices	:	New semiconductors and electronic components
MEW and PanaHome	:	New products in the lighting, building products and automation controls equipment areas
JVC	:	New products in the digital AV equipment and DVD-related media areas and rationalization of production
Other	:	Production capacity increase and rationalization in the FA equipment area

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of September 30, 2004: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. Overseas listings include the New York, Euronext Amsterdam and Frankfurt stock exchanges.

(2)	Amount of Common Stock (Stated Capital) as of September 30, 2004: 258,740 million yen

(3)	Major Shareholders:

	As of September 30, 2004
Name of Shareholder	Share ownership (in thousands of shares)	Percentage of total issued
The Master Trust Bank of Japan, Ltd. (trust account)	152,415	6.21%
Japan Trustee Services Bank, Ltd. (trust account)	149,183	6.08
Moxley & Co.	109,591	4.46
Nippon Life Insurance Co.	66,303	2.70
Matsushita Investment & Development Co., Ltd.	56,949	2.32
Sumitomo Life Insurance Co.	54,212	2.20
Sumitomo Mitsui Banking Corporation	48,824	1.99
State Street Bank and Trust Co.	42,046	1.71
Matsushita Electric Employee Shareholding Association	38,656	1.57
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43

Total of above top 10 shareholders	753,289	30.70%

The Company holds 148,527 thousand shares (6.05% of total issued shares) of its own common stock.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

(4)	Stock Price

The following table sets forth the monthly reported high and low sales prices per share of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2005:

	Yen
	April	May	June	July	August	September
High	1,694	1,627	1,590	1,564	1,499	1,557
Low	1,564	1,450	1,472	1,417	1,372	1,426

V	Financial Statements

Index of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2004 and 2003 and March 31, 2004

	Yen (millions)
	September 30,		March 31,
Assets	2004	2003	2004
Current assets:
Cash and cash equivalents	1,253,608	1,176,641	1,275,014
Time deposits	171,630	358,057	170,047
Short-term investments (Note 4)	7,645	2,836	2,684
Trade receivables:
Notes	96,476	64,909	62,822
Accounts (Note 5)	1,193,142	1,077,814	1,052,718
Allowance for doubtful receivables	(54,964)	(51,483)	(47,873)

Net trade receivables	1,234,654	1,091,240	1,067,667

Inventories (Note 3)	1,068,646	871,044	777,540
Other current assets	566,339	504,009	482,025

Total current assets	4,302,522	4,003,827	3,774,977

Noncurrent receivables (Note 5)	253,243	294,955	280,398
Investments and advances (Note 4)	1,113,505	1,023,825	1,237,427
Property, plant and equipment (Notes 5 and 6):
Land	389,664	259,586	251,419
Buildings	1,642,199	1,263,742	1,253,350
Machinery and equipment	3,141,765	2,776,361	2,705,251
Construction in progress	60,818	60,322	46,037

	5,234,446	4,360,011	4,256,057
Less accumulated depreciation	3,591,868	3,098,470	3,046,555

Net property, plant and equipment	1,642,578	1,261,541	1,209,502

Other assets:
Goodwill	463,372	412,873	418,907
Intangible assets (Note 6)	102,607	73,189	73,099
Other assets	527,523	678,836	443,702

Total other assets	1,093,502	1,164,898	935,708

	8,405,350	7,749,046	7,438,012

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2004 and 2003 and March 31, 2004

	Yen (millions)
	September 30,		March 31,
Liabilities and Stockholders’ Equity	2004	2003	2004
Current liabilities:
Short-term borrowings, including current portion of long-term debt	387,572	314,130	290,208
Trade payables:
Notes	58,194	38,769	40,604
Accounts	838,125	699,887	744,130

Total trade payables	896,319	738,656	784,734

Accrued income taxes	54,605	42,199	44,179
Accrued payroll	158,913	121,687	141,932
Other accrued expenses	810,219	730,176	696,741
Deposits and advances from customers	108,564	102,343	83,798
Employees’ deposits	120,421	126,903	124,800
Other current liabilities	345,837	412,665	403,394

Total current liabilities	2,882,450	2,588,759	2,569,786

Noncurrent liabilities:
Long-term debt	577,688	550,362	460,639
Retirement and severance benefits	719,715	1,340,583	801,199
Other liabilities	146,333	8,476	26,697

Total noncurrent liabilities	1,443,736	1,899,421	1,288,535

Minority interests	474,572	119,395	128,115
Stockholders’ equity:
Common stock	258,740	258,738	258,740
Capital surplus	1,230,315	1,226,265	1,230,476
Legal reserve	88,166	82,798	83,175
Retained earnings	2,475,725	2,438,354	2,442,504
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(217,897)	(240,601)	(282,287)
Unrealized holding gains of available-for-sale securities (Note 4)	70,453	36,006	88,104
Unrealized gains of derivative instruments (Note 10)	4,964	1,568	6,676
Minimum pension liability adjustments	(121,782)	(496,126)	(211,995)

Total accumulated other comprehensive income (loss)	(264,262)	(699,153)	(399,502)

Treasury stock, at cost	(184,092)	(165,531)	(163,817)

Total stockholders’ equity	3,604,592	3,141,471	3,451,576
Commitments and contingent liabilities (Note 11)

	8,405,350	7,749,046	7,438,012

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Income

Six months ended September 30, 2004 and 2003 and year ended March 31, 2004

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Revenues:
Net sales	4,318,537	3,639,688	7,479,744
Interest income	9,118	9,809	19,564
Dividends received	3,908	3,558	5,475
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	31,509	—	72,228
Other income	27,524	36,501	59,544

Total revenues	4,390,596	3,689,556	7,636,555
Costs and expenses:
Cost of sales	3,075,596	2,584,096	5,313,065
Selling, general and administrative expenses	1,086,607	975,986	1,971,187
Interest expense	11,494	13,888	27,744
Other deductions (Note 9)	79,626	58,332	153,737

Total costs and expenses	4,253,323	3,632,302	7,465,733

Income before income taxes	137,273	57,254	170,822
Provision for income taxes:
Current	55,074	41,931	77,375
Deferred	5,758	(19,584)	21,160

	60,832	22,347	98,535

Income before minority interests and equity in earnings (losses) of associated companies	76,441	34,907	72,287
Minority interests	15,346	8,216	19,618
Equity in earnings (losses) of associated companies	(4,916)	(3,545)	(10,524)

Net income	56,179	23,146	42,145

	Yen
Net income per share of common stock (Note 8):
Basic	24.26	9.92	18.15
Diluted	24.26	9.83	18.00

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Retained Earnings

Six months ended September 30, 2004 and 2003 and year ended March 31, 2004

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Retained earnings:
Balance at beginning of period	2,442,504	2,432,052	2,432,052
Net income	56,179	23,146	42,145
Cash dividends	(17,967)	(14,746)	(29,218)
Transfer to legal reserve	(4,991)	(2,098)	(2,475)

Balance at end of period	2,475,725	2,438,354	2,442,504

Disclosure of comprehensive income (loss):
Net income	56,179	23,146	42,145
Other comprehensive income (loss), net of tax:
Translation adjustments	64,390	(79,477)	(121,163)
Unrealized holding gains (losses) of available-for-sale securities (Note 4)	(17,651)	54,088	106,186
Unrealized gains (losses) of derivative instruments (Note 10)	(1,712)	2,658	7,766

Minimum pension liability adjustments	90,213	29,220	313,351

Total comprehensive income	191,419	29,635	348,285

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2004 and 2003 and year ended March 31, 2004

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Cash flows from operating activities:
Net income	56,179	23,146	42,145
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,922	134,550	278,177
Net gain on sale of investments	(10,914)	(9,287)	(11,327)
Provision for doubtful receivables	6,083	4,002	3,154
Deferred income taxes	5,758	(19,584)	21,160
Write-down of investment securities (Note 9)	1,663	48,011	52,492
Impairment loss on long-lived assets (Note 6)	13,032	—	11,666
Minority interests	15,346	8,216	19,618
(Increase) decrease in trade receivables	48,251	28,626	35,248
(Increase) decrease in inventories	(104,660)	(111,963)	(37,016)
(Increase) decrease in other current assets	(11,941)	(28,304)	13,450
Increase (decrease) in trade payables	(16,389)	30,923	87,226
Increase (decrease) in accrued income taxes	3,178	9,547	12,254
Increase (decrease) in accrued expenses and other current liabilities	46,837	35,940	10,782
Increase (decrease) in retirement and severance benefits	(58,235)	22,894	(67,332)
Other	(4,653)	28,037	17,435

Net cash provided by operating activities	146,457	204,754	489,132

Cash flows from investing activities:
(Increase) decrease in short-term investments	505	(765)	(702)
Proceeds from disposition of investments and advances	43,459	50,219	68,468
Increase in investments and advances	(33,867)	(25,839)	(207,869)
Capital expenditures	(134,586)	(131,225)	(275,544)
Proceeds from disposals of property, plant and equipment	32,421	37,752	113,008
(Increase) decrease in finance receivables	4,597	8,546	30,697
(Increase) decrease in time deposits	4,446	17,265	202,808
Inflows due to acquisition of additional shares of newly consolidated subsidiaries, net of cash paid	79,724	—	—
Other	(23,531)	3,554	(16,311)

Net cash used in investing activities	(26,832)	(40,493)	(85,445)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2004 and 2003 and year ended March 31, 2004

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	5,111	(5,999)	(39,577)
Increase (decrease) in deposits and advances from customers and employees	(134,185)	4,466	(15,787)
Proceeds from long-term debt	69,968	23,009	108,026
Repayments of long-term debt	(48,297)	(83,370)	(228,039)
Dividends paid	(17,967)	(14,746)	(29,218)
Dividends paid to minority interests	(11,772)	(3,699)	(4,675)
Repurchase of common stock	(20,275)	(58,397)	(69,394)
Other	—	1,782	5,963

Net cash used in financing activities	(157,417)	(136,954)	(272,701)

Effect of exchange rate changes on cash and cash equivalents	16,386	(18,136)	(23,442)

Net increase (decrease) in cash and cash equivalents	(21,406)	9,171	107,544

Cash and cash equivalents at beginning of period	1,275,014	1,167,470	1,167,470

Cash and cash equivalents at end of period	1,253,608	1,176,641	1,275,014

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2004 and 2003 and March 31, 2004

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company’s products are marketed under “Panasonic” and several other trade names, including “National,” “Technics,” “Quasar,” “Victor,” “JVC” and “PanaHome.”

Sales for the six months ended September 30, 2004 were categorized as follows: AVC Networks—41%, (Video and audio equipment 17%, Information and communications equipment 24%), Home Appliances—14%, Components and Devices—14%, MEW and PanaHome—16%, JVC—8% and Other—7%. A sales breakdown by geographical market was as follows: Japan—51%, North and South America—15%, Europe—13%, and Asia and Others—21%.

The Company is not dependent on a single supplier, and has no significant difficulty in obtaining raw materials from suppliers.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform with U.S. generally accepted accounting principles.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation.

Investments in associated companies, including the companies in which the Company’s ownership is 20% to 50% and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits. Investments in associated companies are reduced to fair value by a charge to earnings for other-than-temporary declines in fair value.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (FIN 46R), variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated. FIN 46R was effective as of March 31, 2004, except for special purpose entities, to which FIN 46R should be applied as of December 31, 2003. The adoption of FIN 46R did not have a material effect on the accompanying consolidated financial statements.

(d)	Revenue Recognition

The Company generates revenue principally through the sale of consumer and industrial products, equipment, and supplies. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from sales of products is generally recognized when the products are received by customers. Revenue from sales of certain products with customer acceptance provisions related to their functionality is recognized when the product is received by the customer and the specific criteria of the product functionality are successfully tested and demonstrated.

The Company enters into arrangements with multiple elements, which may include any combination of products, equipment, installment and maintenance. The Company allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (EITF) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. EITF 00-21 did not have a material effect on the accompanying consolidated financial statements.

(e)	Leases

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in “Trade receivables—Accounts” and “Noncurrent receivables” in the accompanying consolidated balance sheets.

(f)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Foreign Currency Translation

Foreign currency financial statements are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation,” under which all assets and liabilities are translated into yen at period-end rates and income and expense accounts are translated at weighted-average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of stockholders’ equity.

(h)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings ..........................................................................	5 to 50 years
Machinery and equipment ................................................	2 to 10 years

(i)	Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

(j)	Investments in Available-for-Sale Securities

The Company accounts for debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Individual securities classified as available-for-sale are reduced to net realizable value by a charge to earnings for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and reflected in earnings.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(k)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l)	Advertising

Advertising costs are expensed as incurred.

(m)	Net Income per Share

The Company accounts for net income per share in accordance with SFAS No. 128, “Earnings per Share.” This Statement establishes standards for computing net income per share and requires dual presentation of basic and diluted net income per share on the face of the statements of income for all entities with complex capital structures.

Under SFAS No. 128, basic net income per share is computed based on the weighted-average number of common shares outstanding during each period, and diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(n)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(o)	Derivative Financial Instruments

Derivative financial instruments utilized by the Company are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity futures used to hedge currency risk, interest rate risk and commodity price risk.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company accounts for derivative financial instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended. The Company recognizes derivatives in the consolidated balance sheets at their fair value in “Other current assets,” “Other assets,” “Other current liabilities” or “Other liabilities.” On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

(p)	Impairment of Long-Lived Assets

The Company accounts for impairment or disposition of long-lived assets in accordance with SFAS No. 144. In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(q)	Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans.

As the option price at the date of grant exceeded the fair market value of common stock, no compensation costs have been recognized in connection with the plans. If the accounting provision of SFAS No. 123, “Accounting for Stock-Based Compensation,” had been adopted, the impact on the Company’s net income for the six months ended September 30, 2004 and 2003 and the year ended March 31, 2004 would not be material.

(r)	Product Warranties

A Liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in “Other accrued expenses.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair costs.

(s)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Acquisition

On April 1, 2004, the Company acquired 19.2% of the issued common shares of Matsushita Electric Works, Ltd. (MEW) through a tender offer, of which the Company had a 31.8% equity ownership until then, to obtain its controlling interest. This acquisition also resulted in another acquisition of controlling interest of PanaHome Corporation (PanaHome) because both the Company and MEW have 27% equity ownership. The acquired assets and assumed liabilities on April 1, 2004 are as shown below. As a result, the total assets at the beginning of the period increased 1,043,282 million yen, the balance that deducts 343,844 million yen, the Company’s new basis of investment in MEW and PanaHome upon the acquisition of additional shares, from 1,387,126 million yen, the total assets acquired.

Yen (millions)
Current assets	658,544
Property, plant and equipment	440,584
Other assets	287,998

Total assets acquired	1,387,126

Current liabilities	335,899
Noncurrent liabilities	419,803

Total liabilities assumed	755,702

Minority interests	287,580

Net assets acquired	343,844

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3)	Inventories

Inventories at September 30, 2004 and 2003 and March 31, 2004 are summarized as follows:

	Yen (millions)
	September 30,		March 31,
	2004	2003	2004
Finished goods	602,447	475,522	427,674
Work in process	166,835	148,944	126,215
Raw materials	299,364	246,578	223,651

	1,068,646	871,044	777,540

(4)	Investments in Available-for-Sale Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments and investments and advances at September 30, 2004 and 2003 and March 31, 2004 are as follows:

	Yen (millions)
	September 30, 2004
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	5,634	5,634	—
Other	2,011	2,011	—

	7,645	7,645	—

Noncurrent:
Equity securities	243,642	408,689	165,047
Bonds	23,480	23,581	101
Other	18,181	18,319	138

	285,303	450,589	165,286

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	September 30, 2003
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	1,004	1,006	2
Other	1,830	1,830	—

	2,834	2,836	2

Noncurrent:
Equity securities	228,391	323,386	94,995
Bonds	21,227	21,001	(226)
Other	10,922	10,888	(34)

	260,540	355,275	94,735

	Yen (millions)
	March 31, 2004
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Bonds	1,000	1,001	1
Other	1,683	1,683	—

	2,683	2,684	1

Noncurrent:
Equity securities	217,470	398,425	180,955
Bonds	8,254	8,229	(25)
Other	10,071	10,071	—

	235,795	416,725	180,930

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Leases

The Company has operating leases for certain machinery and equipment. Future minimum lease payments under operating leases at September 30, 2004 are as follows:

Yen (millions)
Due within 1 year	34,408
Due after 1 year within 2 years	34,247
Due after 2 years within 3 years	29,281
Due after 3 years within 4 years	12,079
Due after 4 years within 5 years	5,834
Thereafter	1

Total minimum lease payments	115,850

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases.

The aggregate annual maturities of the investments in financing leases after September 30, 2004 are as follows:

Yen (millions)
Due within 1 year	120,590
Due after 1 year within 2 years	91,753
Due after 2 years within 3 years	65,448
Due after 3 years within 4 years	41,120
Due after 4 years within 5 years	22,804
Thereafter	8,007

Total minimum lease payments to be received	349,722

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these properties will be sufficient to recover the remaining recorded asset values.

The Company recognized impairment losses of 12,683 million yen of property, plant and equipment for the six months ended September 30, 2004. One of the impairment losses is related to write-down of certain land and buildings at a domestic sales subsidiary to the fair value. Due to severe competition in a domestic market in addition to the decline of the market value, the Company estimated the carrying amounts would not be recovered by the future cash flows. The remaining impairment loss is mainly related to write-down of land and buildings to manufacture certain information and communications equipment at a domestic subsidiary. As a result of plans to reduce production of these products, the Company estimated the carrying amounts would not be recovered by the future cash flows. The fair value was determined by estimating the market value.

The Company recognized impairment losses of 10,623 million yen of property, plant and equipment during fiscal 2004. One of the impairment losses is related to write-down of certain land and buildings at a domestic sales subsidiary to the fair value. Those assets are currently unused and the Company estimated the carrying amounts would not be recovered by the future cash flows. The remaining impairment loss is mainly related to write-down of machinery and equipment to manufacture certain electric components at a foreign subsidiary. As the prices of these products significantly decreased due to highly competitive market, the Company projected that the future business of those products would result in operating losses. The fair value was determined by estimating the market value.

The Company recorded an impairment loss of 349 million yen of amortizing intangible assets for the six months ended September 30, 2004. The Company estimated the carrying amount would not be recovered by the future cash flows, due to severe competition in a domestic market. The Company recognized an impairment loss of 1,043 million yen of non-amortizing intangible assets, in connection with the decline of the market value during fiscal 2004.

Impairment losses for the six months ended September 30, 2004 and for the year ended March 31, 2004 are included in other deductions of costs and expenses in the consolidated statements of income.

(7)	Net Assets per Share

Net assets per share as of September 30, 2004 and 2003 and March 31, 2004 are as follows:

	Yen
	September 30,		March 31,
	2004	2003	2004
Net assets per share	1,564.14	1,356.61	1,488.77

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computation for the six months ended September 30, 2004 and 2003 and for the year ended March 31, 2004 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Net income available to common stockholders	56,179	23,146	42,145
Effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	—	398	727

Diluted net income	56,179	23,544	42,872

	Number of shares
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Average common shares outstanding	2,315,541,712	2,333,674,358	2,321,835,314
Dilutive effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	—	60,334,568	59,460,443

Diluted common shares outstanding	2,315,541,712	2,394,008,926	2,381,295,757

	Yen
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Net income per share:
Basic	24.26	9.92	18.15
Diluted	24.26	9.83	18.00

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Supplementary Information to the Statements of Income and Cash Flows

Included in other deductions of costs and expenses for the six months ended September 30, 2004 and 2003 and for the year ended March 31, 2004 is a loss of 48,191 million yen, 869 million yen and 45,056 million yen, respectively, associated with the implementation of the early retirement programs.

A write-down of 1,663 million yen, 48,011 million yen and 52,492 million yen on investment securities mainly reflecting the aggravated condition of the Japanese stock market is included in other deductions of costs and expenses for the six months ended September 30, 2004 and 2003 and for the year ended March 31, 2004, respectively.

Interest expenses and income taxes paid and noncash investing and financing activities for the six months ended September 30, 2004 and 2003 and for the year ended March 31, 2004 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
a) Cash paid:
Interest	13,743	12,488	30,505
Income taxes	51,896	32,384	65,121
b) Noncash investing and financing activities:
Conversion of bonds	—	—	16,924
Stock provided under exchange offering	—	6,579	6,579
Contribution of assets and liabilities to associated companies	4,302	3,278	3,278

(10)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interest rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interest rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Gains and losses related to derivative instruments are classified in other income (deductions) in the consolidated statements of income. The amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2004 and 2003 and the year ended March 31, 2004. Amounts included in accumulated other comprehensive income (loss) at September 30, 2004 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

(11)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties on bank loans provided to its employees, associated companies, customers and end-users on housing business. The guarantees for the employees are principally made for their housing loans. The guarantees for the associated companies, customers and end-users on housing business are made to enhance the credit of them. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. The maximum amount of undiscounted payments the Company would have to make in the event of default is 13,700 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at September 30, 2004 and 2003 and March 31, 2004 was insignificant.

A financial subsidiary of the Company provides guarantees to third parties on certain consumer loans of its customers. For each guarantee provided, the subsidiary is required to perform under the guarantee if the guaranteed party defaults on a payment. The maximum amount of undiscounted payments the subsidiary would have to make in the event of default is 21,037 million yen. The carrying amount of the liabilities recognized for the subsidiary’s obligations as a guarantor under those guarantees at September 30, 2004 and 2003 and March 31, 2004 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. The maximum amount of undiscounted payments the Company would have to make in the event of these conditions are met is 29,281 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at September 30, 2004 and 2003 and March 31, 2004 was insignificant.

Contingent liabilities at September 30, 2004 for discounted export bills of exchange amounted to 5,238 million yen.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

There are a number of legal actions against the Company. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(12)	Segment Information

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes home appliances and household equipment. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries. “MEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “JVC” includes products marketed under the brand name of JVC or Victor. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company on April 1, 2004. Accordingly, a new segment, “MEW and PanaHome,” has been added to the Company’s business segment classifications from this fiscal year (fiscal 2005).

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the six months ended September 30, 2004 and 2003 and for the year ended March 31, 2004 is shown in the tables below:

By Business Segment:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Sales:
AVC Networks:
Customers	1,827,623	1,789,634	3,771,516
Intersegment	55,929	38,267	68,752

Total	1,883,552	1,827,901	3,840,268
Home Appliances:
Customers	627,348	580,393	1,174,138
Intersegment	33,048	23,610	49,052

Total	660,396	604,003	1,223,190
Components and Devices:
Customers	533,158	530,816	1,073,108
Intersegment	259,214	295,702	586,564

Total	792,372	826,518	1,659,672
MEW and PanaHome:
Customers	702,542	—	—
Intersegment	31,965	—	—

Total	734,507	—	—
JVC:
Customers	355,224	403,674	802,650
Intersegment	5,125	5,724	16,349

Total	360,349	409,398	818,999
Other:
Customers	272,642	335,171	658,332
Intersegment	266,641	140,897	290,396

Total	539,283	476,068	948,728
Eliminations	(651,922)	(504,200)	(1,011,113)

Consolidated total	4,318,537	3,639,688	7,479,744

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Segment profit:
AVC Networks	68,313	58,264	129,102
Home Appliances	37,761	19,011	52,759
Components and Devices	39,528	25,774	50,099
MEW and PanaHome	24,635	—	—
JVC	4,591	10,078	24,675
Other	16,121	7,161	14,701
Corporate and eliminations	(34,615)	(40,682)	(75,844)

Total segment profit	156,334	79,606	195,492

Interest income	9,118	9,809	19,564
Dividends received	3,908	3,558	5,475
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	31,509	—	72,228
Other income	27,524	36,501	59,544
Interest expense	(11,494)	(13,888)	(27,744)
Other deductions	(79,626)	(58,332)	(153,737)

Consolidated income before income taxes	137,273	57,254	170,822

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Sales:
Japan	2,202,873	1,676,301	3,477,492
North and South America	650,196	674,415	1,326,940
Europe	560,233	507,755	1,080,143
Asia and Others	905,235	781,217	1,595,169

Consolidated total	4,318,537	3,639,688	7,479,744

United States of America included in North and South America	572,665	604,440	1,184,446

There are no individually material countries of which sales should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the six months ended September 30, 2004 and 2003 and for the year ended March 31, 2004.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales and geographical profit which are attributed to geographic areas based on the country location of the Company for the six months ended September 30, 2004 and 2003 and for the year ended March 31, 2004. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Sales:
Japan:
Customers	2,461,866	1,925,952	3,989,576
Intersegment	823,723	775,557	1,521,459

Total	3,285,589	2,701,509	5,511,035
North and South America:
Customers	630,312	643,296	1,271,914
Intersegment	13,290	12,235	25,269

Total	643,602	655,531	1,297,183
Europe:
Customers	511,023	476,495	1,014,687
Intersegment	17,372	6,542	12,648

Total	528,395	483,037	1,027,335
Asia and Others:
Customers	715,336	593,945	1,203,567
Intersegment	546,306	504,862	972,843

Total	1,261,642	1,098,807	2,176,410
Eliminations	(1,400,691)	(1,299,196)	(2,532,219)

Consolidated total	4,318,537	3,639,688	7,479,744

Geographical profit:
Japan	126,005	61,900	131,796
North and South America	11,477	10,316	23,258
Europe	8,806	4,638	16,325
Asia and Others	50,553	43,469	89,706
Corporate and eliminations	(40,507)	(40,717)	(65,593)

Consolidated total	156,334	79,606	195,492

December 22, 2004

FOR IMMEDIATE RELEASE

The Sumitomo Trust & Banking Co., Ltd.
Contact:
Koichi Onaka, Head of IR Office (Japan)	Tel: +81-3-3286-8354
Fax: +81-3-3286-4654

Matsushita Electric Industrial Co., Ltd.
Media Contacts:
Mike Kitadeya/Karl Takahashi (Japan)
International PR	Tel: +81-6-6949-2293
Investor Relations Contacts:
Ryuichi Tsuruta (Japan)	Tel: +81-6-6908-1121
Akihiro Takei
Panasonic Finance (America), Inc.	Tel: +1-212-698-1365
Norio Iino
Panasonic Finance (Europe) plc	Tel: +44-20-7562-4400

Sumitomo Trust & Banking and Matsushita Reach Basic Agreement on

Equity Ownership and Business Operations of Matsushita Leasing & Credit

Osaka, Japan, December 22, 2004 – The Sumitomo Trust & Banking Co., Ltd. (“STB”) and Matsushita Electric Industrial Co., Ltd. (“MEI” [NYSE symbol: MC]), jointly announced today that the two companies have reached a basic agreement regarding the equity ownership and business operations of Matsushita Leasing & Credit Co., Ltd. (“MLC”), a financial support company of the Matsushita Group. The agreement is part of continuing efforts to further enhance and expand MLC’s businesses, while increasing value for customers and overall corporate value for each of the three companies.

1.	Purpose of the Agreement

Within the Matsushita Group, MLC carries out functions as a financial support company essential to MEI’s overall marketing strategy. Some of these functions include sales promotion activities for MEI’s products, as well as providing support to local retail stores specializing in Panasonic and National brand products.

Towards the future, the strengthening of such financial support activities will be progressively more important due to more sophisticated customer needs and increasingly complex logistics channels. Strengthened financial support activities will also play a key role in the success of the Matsushita Group’s total solutions business model, which combines both products and services for residential and commercial buildings.

MEI believes that this agreement will not only increase value for customers, but also strengthen MLC’s financial condition from the point of view of financial risk management, thereby resulting in optimum financial support functions for the entire Matsushita Group.

Meanwhile, STB, having completed the repayment of public funds and disposal of non-performing loans, is pursuing strategic alliances to expand its customer base, while improving overall profitability. By enhancing MLC’s businesses and providing trust and other financial services to an extensive customer base, STB aims to achieve sustainable growth in consolidated earnings.

Also, as a result of this agreement, MLC aims to maintain the trust and loyalty of customers and to achieve further growth as a comprehensive financial services company. MLC will therefore continue providing support to local retail stores while also taking advantage of STB’s considerable know-how in the areas of financial and trust-related services, thereby not only enhancing financial services for corporate customers, but also augmenting existing leasing and credit operations, and expanding into areas such as factoring services (acquisition of accounts receivable etc.) and consulting-style marketing of financial service products to individual customers.

STB, MEI and MLC believe that this agreement will ultimately result in both increased value for customers and enhanced overall corporate value for each of the three companies.

2.	Details of the Agreement

(1)	Share ownership

– STB will purchase approximately 60% of the total issued shares of MLC, whereby MLC will become a consolidated subsidiary of STB.

– After the purchase of shares by STB, MEI will own approximately 34% of the total issued shares of MLC, whereby MLC will become an equity method company of MEI.

(2)	Share purchase price

– The purchase price will be determined upon completion of due diligence, the results of an evaluation of MLC’s shares by outside financial advisors and other necessary steps.

(3)	New company name

– Sumishin Matsushita Financial Services Co., Ltd. (tentative name)

(4)	President

– The president of MLC will be appointed by STB after the completion of the share purchase.

(5)	Joint operations

– STB and MEI will, through MLC, cooperate in developing new financing services that can contribute to the business expansion for the Matsushita Group as a whole.

(6)	Main areas of business

– Corporate customers (including the Matsushita Group): leasing, factoring, loan, credit and other services.

– Individual customers (including employees of the Matsushita Group): credit, loan, trust agent, asset management consultation and other services.

3.	Outline of Matsushita Leasing & Credit Co., Ltd. (as of September 30, 2004)

(1) Company name	Matsushita Leasing & Credit Co., Ltd.
(2) Representative	Takuji Oishi, President and Representative Director
(3) Location of head office	Osaka, Japan
(4) Date of incorporation	February 27, 1967
(5) Principal businesses	Total leasing business, mediation business of purchasing on the knock and credit card business, etc.
(6) Fiscal year end	March
(7) Number of employees	982
(8) Principal business locations	Osaka, Tokyo, Sapporo, Sendai, Morioka,
	Utsunomiya, Shizuoka, Nagoya, Kanazawa,
	Okayama, Hiroshima, Takamatsu, Fukuoka,
	Kagoshima, Okinawa
(9) Share capital	2,160 million yen
(10) Number of total issued shares	4,320,000
(11) Shareholders (% ownership)	Matsushita Electric Industrial Co., Ltd. :	93.1%
	Other shareholders (45 members) :	6.9%
(12) Financial results (for the two most recent fiscal years)

(Millions of yen)

Fiscal year ended:	March 2003	March 2004
Total revenues	307,322	298,658
Operating profit	217,213	217,141
Recurring profit	8,846	7,325
Net income	4,697	3,519
Total assets	570,761	535,049
Shareholders’ equity	56,022	59,081

4.	Number of Shares to be Transferred and Ownership of Shares before and after Transfer (forecast)

	Company to transfer shares	Company to purchase shares
	Matsushita Electric Industrial Co., Ltd.	The Sumitomo Trust & Banking Co., Ltd.
Ownership of shares before transfer	4,022,433 shares (93.1% of total issued shares)	0 shares (0% of total issued shares)

Number of shares to be transferred	2,553,633 shares (59.1% of total issued shares)

Ownership of shares after transfer	1,468,800 shares (34.0% of total issued shares)	2,553,633 shares (59.1% of total issued shares)

5.	Schedule

End of February, 2005 (planned)	Signing of final agreement
April 1, 2005 (planned)	Date of share transfer

6.	Future Prospects

Neither STB nor MEI have revised their respective financial results forecasts for the current fiscal year, ending March 31, 2005.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita Leasing & Credit Co., Ltd. (“Matsushita Leasing”) and the proposed investments in Matsushita Leasing by The Sumitomo Trust & Banking Co., Ltd. (“STB”) and Matsushita Electric Industries Co., Ltd. (“Matsushita”). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of STB and Matsushita in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors including, but not limited to; economic conditions in the countries in Japan where Matsushita and its Group companies sell products that are supported by Matsushita Leasing’s financing services; volatility in demand for such products from business and individual customers; whether the business cooperation as described in this press release will proceed as originally planned; the ability of STB and Matsushita to achieve their business objectives through their business cooperation as described in this press release. Such risks, uncertainties and other factors may cause STB’s or Matsushita’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. STB and Matsushita undertake no obligation to publicly update any forward-looking statements after the date of this press release.

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